ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
January 24, 2011
VIA HAND DELIVERY AND EDGAR
Ms. Caroline Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Carrizo Oil & Gas, Inc.
Response to SEC Staff Comments Received by Facsimile
dated December 30, 2010
Dear Ms. Kim:
               On behalf of our client, Carrizo Oil & Gas, Inc. (the “Company”), we are providing the enclosed memorandum in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by facsimile dated December 30, 2010, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-29187-87). The memorandum also includes the written statement from the Company requested in the Staff’s comments.
               Please contact Hillary Holmes at (713) 229-1508 or Gene J. Oshman at (713) 229-1178 of Baker Botts L.L.P. with any questions or comments.
               Thank you for your attention to this matter.

BAKER BOTTS L.L.P.
By:	/s/ Hillary H. Holmes
Hillary H. Holmes

Enclosure

 2

cc:	H. Roger Schwall
Joanna Lam
Jenifer Gallagher
Timothy Levenberg
Securities and Exchange Commission

Paul F. Boling
Gerald A. Morton
Carrizo Oil & Gas, Inc.

January 24, 2011
MEMORANDUM

TO:	Mr. Roger Schwall
Ms. Caroline Kim
Mr. Timothy Levenberg
Ms. Joanna Lam
Ms. Jenifer Gallagher
Division of Corporation Finance
Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 (File No. 0-29187-87); Response to SEC Staff Comments Dated December 30, 2010
          We are responding to comments received via facsimile from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated December 30, 2010 regarding our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.
          We respectfully request that the Staff advise of us any additional comments at its earliest convenience.
1.	The cover page of the Form 10-K indicates that you are both a “Large accelerated filer” and an “Accelerated filer.” Please be certain to check the appropriate box.

The cover page of the 2009 Form 10-K filed with the Commission via the EDGAR System correctly indicates that the Company was only an “Accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. On the cover page of the version of the 2009 Form 10-K available on the Company’s website, both boxes were inadvertently checked. The 2009 Form 10-K available on the Company’s website has been replaced with the version filed via the EDGAR System. The only difference between the two documents was the check mark in the box next to “Large accelerated filer” in the 2009 Form 10-K available on the Company’s website.
2.	Please describe the qualifications of the technical person at your company who is responsible for reviewing the reserve estimates prepared by the third party engineering firms. Please also ask Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd. to disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K for guidance.

1

The qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates at each of Ryder Scott Company, L.P. and LaRoche Petroleum Consultants Ltd. are included in the form of each firm’s reserve report to be filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), which reports are attached hereto as Exhibit A and Exhibit C, respectively.

Two individuals at the Company are primarily responsible for reviewing the reserves estimates prepared by the Company’s third party engineering firms. Each of these individuals has over 25 years of experience in petroleum engineering with extensive experience in the estimation of reserves and preparation and review of reserve reports prepared internally or by third party engineering firms, including 15 and 7 years, respectively, doing so for the Company. One individual has been a member of the Society of Petroleum Engineers for over 25 years and the other has been a certified petroleum engineer in the State of California. As stated on page 12 of the 2009 Form 10-K, the work of these two individuals and the reserve reports are also reviewed by senior management, including the Chief Executive Officer, who is a registered petroleum engineer and holds a B.S. in Mechanical Engineering from the University of Colorado, and the Chief Operating Officer, who holds a B.S. in Petroleum Engineering from Texas A&M University.

The Company respectfully notes that it does not believe Item 1207(a)(7) of Regulation S-K requires disclosure regarding the qualifications of the technical person at the Company who is responsible for reviewing the reserve estimates prepared by the Company’s third party engineering firms because the Company’s reserves are estimated, not audited. However, the Company confirms that its future filings will provide the specified disclosure.

3.	We note you disclose under this heading that you entered into a gas purchase agreement with DTE Energy in 2009. Please disclose the information required by Item 1207 of Regulation S-K with respect to this commitment.

The contract mentioned on page 16 of the 2009 Form 10-K provides that DTE Energy is required to purchase and accept from the Company at various delivery points as much gas as the Company delivers to DTE up to a maximum of 150,000 MMBtu/day. The contract also provides that DTE may, but is not required to, purchase additional gas delivered by the Company. The Company is not required to sell any amount of gas under this contract and, during 2010, the Company averaged less than 110,000 MMBtu/day under this contract. Because there is no requirement to deliver a fixed and determinable quantity under such agreement, no disclosure was required under Item 1207 of Regulation S-K.

4.	You disclose that DTE Energy Trading, Inc. contributed 54% of your oil and natural gas revenues for the fiscal year ended December 31, 2009. If you have any material supply or purchase contracts with DTE, please disclose the material terms of such arrangements. In addition, please file as exhibits any material contracts which Item 601(b)(10) of Regulation S-K requires you to file.

2

A copy of gas purchase agreement between the Company and DTE is not required to be filed under Item 601(b)(10) of Regulation S-K because the Company believes that this contract is immaterial in significance and therefore, as contemplated by Item 601(b)(10)(ii) of Regulation S-K, this contract need not be filed as an exhibit. Additionally, the Company’s business is not substantially dependent (as contemplated by Item 601(b)(10)(ii)(B) of Regulation S-K) upon this contract as there are numerous other buyers willing to pay the same market price for the Company’s gas as is paid by DTE. For this reason as well, no filing of the contract is required.

Furthermore, the contract consists of a pre-printed North American Energy Standards, Inc. Base Contract (April 19, 2002 version) (which is the standard form used by purchasers of gas in the United States) dated November 1, 2007 and an amended and restated Transaction Confirmation dated June 25, 2009. As contemplated by Item 601(b)(10)(ii) of Regulation S-K, this contract was entered into in the ordinary course of the Company’s business. Because this standard form contract is typical of the types of natural gas purchase and sales contracts entered into by similarly situated domestic onshore oil and gas companies in the ordinary course of business, filing of this contact would provide no material additional information to investors.

In any event, the Company believes that it has disclosed the only material term in the contract, which is the price provision. As discussed on page 16 of the 2009 Form 10-K, under this contract, DTE has agreed to purchase the natural gas delivered to DTE from operated properties in the Barnett Shale at competitive market prices based on a differential to several sales points in East Texas. More specifically, the purchase price varies based on the sales point and, for gas sold at the wellhead (where gas is currently being sold), the purchase price is equal to a percentage of the weighted average sales price of four downstream sales points, less transportation costs. Because the Company has not experienced, and does not reasonably expect to experience, any limitations on its ability to sell volumes under this contract, the Company does not believe that such provisions are material. The term of the contract is only two years, expiring on June 30, 2011, and becomes a month to month contract thereafter. Because the contract is relatively short term, is extendable thereafter, and is easily replaceable with contracts with other third party purchasers, the Company does not believe that the term of the contract is material. As noted above, all other terms of the contract are ordinary course provisions of an industry standard form.

5.	We note you disclose that you use the full cost method to account for your oil and gas properties. Please expand your disclosure related to the limitation on your capitalized costs (i.e. the ceiling test), to clarify how the cost of properties not being amortized and the lower of cost or estimated fair value of unproven properties included in the costs being amortized factor into this computation. Refer to Rule 4-10(c)(4) of Regulation S-X for a complete description of this computation.

The Company confirms that its future filings will provide the following revised disclosure and respectfully requests that it not be required to amend its 2009 Form 10-K to provide this disclosure.

3

“Capitalized costs, less accumulated amortization and related deferred income taxes, are limited to a “ceiling” equal to (1) the sum of (A) estimated future net revenues, discounted at 10% per annum, from proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves, (B) costs of properties not subject to amortization, and (C) the lower of cost or estimated fair value of unproved properties included in the costs being amortized; less (2) any related income tax effects. If net capitalized costs exceed this limit, the excess is charged to earnings.”

6.	We note in conjunction with your joint venture arrangement with an affiliate of Avista Capital Holdings, LP, you own a profit interest (“B Units”) in ACP II Marcellus. Further, we note during the third quarter of 2010, you recorded proceeds from the B Units as distribution income. Tell us how you account for your investment in B Units, and explain your basis for recognizing distributions from these units as income.

In connection with the formation of ACP II Marcellus LLC (“ACP II”), the Company (through a wholly owned subsidiary) was issued a profits interest (“B Units”) in ACP II, which entitles the Company to increasing percentages of cash distributions to affiliates of Avista Capital Partners, LP (together with its affiliates, “Avista”) that exceed certain internal rates-of-return and return-on-investment thresholds. The terms of the B Units are set forth in and governed by ACP II’s limited liability company agreement, as amended. The business and affairs of ACP II are managed under the direction of a three-member board of managers, consisting of employees and principals of Avista. The B Units have only very limited rights with respect to any actions of ACP II and no voting rights with respect to the election of managers. The Company is not a member of ACP II; the members consist solely of Avista entities.

The decision to sell and the terms and conditions of the sale of ACP II’s properties to Reliance Marcellus II, LLC (“Reliance”) that generated distributable proceeds were made and determined by the board of managers. Cash distributions by ACP II may, but are not required, to be made from time to time as determined by the board of managers. When ACP II makes distributions to Avista, it is also obligated to make a substantially simultaneous distribution to the Company, as a B Unit holder, to the extent those cash distributions to Avista exceed certain internal rates-of-return and return-on-investment thresholds. The board of managers of ACP II proposed, and the members of ACP II and the Company, as the B Unit holder, agreed, that distributions of proceeds from the sale of properties to Reliance would be based on Avista’s return-on-investment and internal rates-of-return associated with the aggregate properties involved in the sale. However, none of the members, the board of managers, nor ACP II were under any obligation to enter into such an agreement or otherwise to distribute such proceeds to the Avista members or the Company, and the board of managers retained full control over the timing of any associated distributions, as well as the ability to establish reserves that may not be distributed.

Considering the limited rights associated with the B Units and the fact that we have no representation on the board of managers, we concluded that we have virtually no influence over ACP II’s operating and financial policies, and accordingly, follow the cost

4

method of accounting for the B Units. Under the cost method, cash distributions received with respect to the B Units are recognized as distribution income. We note for the Staff that this treatment is consistent with the expected treatment of the proceeds as partnership distributions for federal income tax purposes.

7.	We note that your reserves have been evaluated by Ryder Scott Company, L.P., Fairchild and Wells, Inc., and LaRoche Petroleum Consultants, Ltd. However, these reports do not appear to comply with Item 1202(a)(8) of Regulation S-K in its entirety. We expect that you will need to discuss the following points with your third party engineering firms, and obtain and file new reports that comply with the aforementioned guidance. Please address the following items:
•	We note the omission of benchmark oil and gas prices and the average adjusted product prices used to estimate proved reserves as contemplated in Item 1202(a)(8)(v) of Regulation S-K at Exhibits 99.1, 99.2 and 99.3. Please obtain revised reports from the third party engineers that contain both the twelve month average benchmark prices and the average adjusted product prices used to estimate proved reserves.

The specified information will be included in the reserve report to be filed with the Company’s 2010 Form 10-K by each of Ryder Scott Company, L.P., Fairchild and Wells, Inc., and LaRoche Petroleum Consultants, Ltd., the forms of which are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively.

•	Text in each of the reports filed as Exhibits 99.1, 99.2, and 99.3 states that the particular report was prepared for the exclusive use and sole benefit of Carrizo and may not be put to other use without the prior written consent of the report provider. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file revised versions of each report which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

The specified statement will not be included in the reserve report to be filed with the Company’s 2010 Form 10-K by each of Ryder Scott Company, L.P., Fairchild and Wells, Inc., and LaRoche Petroleum Consultants, Ltd., the forms of which are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively.

•	We note the omission of a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the reports at Exhibits 99.1, 99.2 and 99.3. Please obtain revised reports from the third party engineers to comply with Item 1202(a)(8)(viii) of Regulation S-K.

The specified statement will be included in the reserve report to be filed with the Company’s 2010 Form 10-K by each of Ryder Scott Company, L.P., Fairchild and Wells, Inc., and LaRoche Petroleum Consultants, Ltd., the forms of which are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively.

5

•	We note the omission of a statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the reports at Exhibit 99.1 and 99.2. Please obtain revised reports from Ryder Scott Company, L.P. and Fairchild and Wells, Inc. to comply with Item 1202(a)(8)(iv) of Regulation S-K.

The specified statement will be included in the reserve report to be filed with the Company’s 2010 Form 10-K by each of Ryder Scott Company, L.P. and Fairchild and Wells, Inc., the forms of which are attached hereto as Exhibit A and Exhibit B, respectively.

          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact Gerald M. Morton, General Counsel, at (713) 328-1073, or Gene J. Oshman of Baker Botts L.L.P. at (713) 229-1178, with any questions or comments.

6

Exhibit A
Form of 2010 Reserve Report of Ryder Scott Company, L.P.
[See attached]

Exhibit A
Carrizo Oil & Gas, Inc.
Estimated
Future Reserves and Income
Attributable to Certain
Leasehold Interests
SEC Parameters
As of
December 31, 2010

Michael F. Stell, P.E.
TBPE License No. 56416
Managing Senior Vice President
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580	FAX (713) 651-0849
1100 LOUISIANA SUITE 3800 HOUSTON, TEXAS 77002-5235	TELEPHONE (713) 651-9191
February __, 2011
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Gentlemen:
     At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Carrizo Oil & Gas, Inc. (Carrizo) as of December 31, 2010. The subject properties are located in the states of Texas, New York and Louisiana. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party study, completed on February __, 2011 and presented herein, was prepared for public disclosure by Carrizo in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.
     The properties evaluated by Ryder Scott account for a portion of Carrizo’s total net proved reserves as of December 31, 2010. The properties evaluated by Ryder Scott represent ____ percent of the total net proved liquid hydrocarbon reserves and ____ percent of the total net proved gas reserves of Carrizo as of December 31, 2010. Based on information provided by Carrizo, the third party estimate conducted by Ryder Scott addresses ____ percent of the total proved developed net liquid hydrocarbon reserves, ____ percent of the total proved developed net gas reserves, ____ percent of the total proved undeveloped net liquid hydrocarbon reserves, and ____ percent of the total proved undeveloped net gas reserves of Carrizo.
     The estimated reserves and future net income amounts presented in this report, as of December 31, 2010, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized below.

600, 1015 4TH STREET, S.W.CALGARY, ALBERTA T2R 1J4 TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550DENVER, COLORADO 80293-1501 TEL (303) 623-9147	FAX (303) 623-4258

Carrizo Oil & Gas, Inc.
February __, 2011

SEC PARAMETERS
Estimated Net Reserves and Income Data
Certain Leasehold and Royalty Interests of
Carrizo Oil & Gas, Inc.
As of December 31, 2010

Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves
Oil/Condensate — Barrels
Plant Products — Barrels
Gas — MMCF

Income Data ($)
Future Gross Revenue
Deductions
Future Net Income (FNI)

Discounted FNI @ 10%
     Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
     The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM System Petroleum Economic Evaluation Software, a copyrighted program of Halliburton. The program was used solely at the request of Carrizo. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.
     The future gross revenue is after the deduction of production taxes. The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist, nor does it include any adjustment for cash on hand or undistributed income. Gas reserves account for approximately ____ percent and liquid hydrocarbon reserves account for the remaining ____ percent of total future gross revenue from proved reserves.
     The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

Carrizo Oil & Gas, Inc.
February __, 2011

Discounted Future Net Income
As of December 31, 2010
Discount Rate	Total
Percent	Proved
9

15

20

25

     The results shown above are presented for your information and should not be construed as our estimate of fair market value.
Reserves Included in This Report
     The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.
     The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report. The developed non-producing reserves included herein consist of the shut-in and behind pipe categories.
     No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved gas volumes included herein do not attribute gas consumed in operations as reserves.
     Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves, and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Carrizo’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.
     Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves included herein were estimated using deterministic methods. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a “high degree of confidence that the quantities will be recovered.”
     Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical),

Carrizo Oil & Gas, Inc.
February __, 2011

engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.
     Carrizo’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.
     The estimates of proved reserves presented herein were based upon a detailed study of the properties in which Carrizo owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.
Estimates of Reserves
     The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.
     In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable

Carrizo Oil & Gas, Inc.
February __, 2011

reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.
     Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.
     The proved reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods. All of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods. The performance methods, such as decline curve analysis, utilized extrapolations of historical production and pressure data available through December, 2010 in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Carrizo or obtained from public data sources and were considered sufficient for the purpose thereof. Methods other than performance were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.
     Reserves attributable to proved developed non-producing and undeveloped reserves included herein were estimated by the volumetric and analogy methods. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by Carrizo or which we have obtained from public data sources that were available through December, 2010. The data utilized from the analogues as well as well and seismic data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.
     To estimate economically recoverable proved oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data that cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.
     Carrizo has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved production and income, we have relied upon data furnished by Carrizo with respect to property interests, production and well tests, normal direct costs, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices with appropriate, adjustments, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Carrizo. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

Carrizo Oil & Gas, Inc.
February __, 2011

     In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.
Future Production Rates
     For wells currently on production, our forecasts of future production rates are based on historical performance data. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates.
     Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Carrizo. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.
     The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.
Hydrocarbon Prices
     The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.
     Carrizo furnished us with the above mentioned average prices in effect on December 31, 2010. These initial SEC hydrocarbon prices were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used for the geographic area included in the report.

Carrizo Oil & Gas, Inc.
February __, 2011

     The product prices that were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by Carrizo. The differentials furnished to us were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Carrizo to determine these differentials.
     In addition, the table below summarizes the net volume weighted benchmark prices adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

		Price	Average	Average Realized
Geographic Area	Product	Reference	Benchmark Prices	Prices
North America
United States	Oil/Condensate	Plains	$____/Bbl	$____/Bbl
	NGLs	Plains	$____/Bbl	$____/Bbl
	Gas	Houston Ship Channel	$____/MMBTU	$____/MCF
     The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.
Costs
     Operating costs for the leases and wells in this report are based on the operating expense reports of Carrizo and include only those costs directly applicable to the leases or wells. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.
     Development costs were furnished to us by Carrizo and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. At the request of Carrizo, their estimate of zero abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Carrizo’s estimate
     The proved developed non-producing and undeveloped reserves in this report have been incorporated herein in accordance with Carrizo’s plans to develop these reserves as of December 31, 2010. The implementation of Carrizo’s development plans as presented to us and incorporated herein is subject to the approval process adopted by Carrizo’s management. As the result of our inquires during the course of preparing this report, Carrizo has informed us that the development activities included herein have been subjected to and received the internal approvals required by Carrizo’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to

Carrizo Oil & Gas, Inc.
February __, 2011

Carrizo. Additionally, Carrizo has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.
     Current costs were held constant throughout the life of the properties.
Standards of Independence and Professional Qualification
     Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.
     Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.
     Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.
     We are independent petroleum engineers with respect to Carrizo. Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.
Terms of Usage
     The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Carrizo.
     Carrizo makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Carrizo has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Carrizo of the references to our name as well as to the references to our third party report for Carrizo, which

Carrizo Oil & Gas, Inc.
February __, 2011

appears in the December 31, 2010 annual report on Form 10-K of Carrizo. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Carrizo
     We have provided Carrizo with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Carrizo and the original signed report letter, the original signed report letter shall control and supersede the digital version.
     The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.
Very truly yours,
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580
Michael F. Stell, P.E.
TBPE License No. 56416
Managing Senior Vice President
MFS/sm

Professional Qualifications of Primary Technical Person
The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Michael F. Stell was the primary technical person responsible for overseeing the estimate of the reserves, future production and income.
Mr. Stell, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1992, is a Managing Senior Vice President and also serves as an Engineering Group Leader responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Stell served in a number of engineering positions with Shell Oil Company and Landmark Concurrent Solutions. For more information regarding Mr. Stell’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.
Mr. Stell earned a Bachelor of Science degree in Chemical Engineering from Purdue University in 1979 and a Master of Science Degree in Chemical Engineering from the University of California, Berkeley, in 1981. He is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.
In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Stell fulfills. As part of his 2010 continuing education hours, Mr. Stell attended an internally presented six hours of formalized training and ten hours of formalized external training covering such topics as updates concerning the implementation of the latest SEC oil and gas reporting requirements, reserve reconciliation processes, overviews of the various productive basins of North America, evaluations of resource play reserves, evaluation of enhanced oil recovery reserves, and ethics training.
Based on his educational background, professional training and almost 30 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Stell has attained the professional qualifications for a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
PREAMBLE
     On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).
     Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.
     Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
     Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.
     Reserves do not include quantities of petroleum being held in inventory.
     Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.
RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:
Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.
Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

PROVED RESERVES (SEC DEFINITIONS) CONTINUED
(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.
(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.
(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.
(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES
As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)
and
PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)
     Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).
DEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:
(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and
(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.
Developed Producing (SPE-PRMS Definitions)
     While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.
Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.
Improved recovery reserves are considered producing only after the improved recovery project is in operation.
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.
Shut-In
Shut-in Reserves are expected to be recovered from:
(1) completion intervals which are open at the time of the estimate, but which have not started producing;
(2) wells which were shut-in for market conditions or pipeline connections; or
(3) wells not capable of production for mechanical reasons.
Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.
In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
UNDEVELOPED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.
(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.
(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.
RYDER SCOTT COMPANY     PETROLEUM CONSULTANTS

Exhibit B
Form of 2010 Reserve Report of Fairchild and Wells, Inc.
[See attached]

Exhibit B
PROPOSED DRAFT TEMPLATE
[Date]
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500 Houston,
Texas 77002

Re:	Reserves Evaluation to the Interests of Carrizo Oil & Gas, Inc.
Heavy Oil Properties, Anderson County, Texas
Gentlemen:
Fairchild and Wells, Inc. (FAW) has performed an engineering evaluation, completed on [DATE], to estimate proved reserves and future cash flows from heavy oil (steamflood) properties to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas as of [DATE]. This evaluation was authorized by Mr. S.P. Johnson IV, President of Carrizo Oil & Gas, Inc. (Carrizo). Projections of the anticipated future annual oil production and future cash flows have also been prepared utilizing property development schedules provided by Carrizo. The reserves and future cash flows to the evaluated interests were based on economic parameters and operating conditions considered applicable and conforms to our understanding of the financial reporting requirements of the Securities and Exchange Commission (SEC).
The estimated reserves and future cash flows shown in this report are for proved developed and proved undeveloped reserves. Our estimates do not include any value which might be attributed to interests in undeveloped acreage beyond those tracts for which reserves have been assigned. Based on information provided by Carrizo, the properties reviewed by FAW represent [NUMBER] percent of the total net proved hydrocarbon reserves, expressed in Mcf equivalent (Mcfe) volumes.
The methods and procedures used were those that were considered necessary under the circumstances to prepare this report.
The assumptions, data, methods, and procedures used are appropriate for the purpose served by this report. The data utilized in this analysis were furnished by Carrizo or obtained from public data sources and were considered sufficient for the purposes thereof. We have relied upon data furnished by Carrizo in preparing our prediction of future production and cash flow. Carrizo has informed us that they have provided us with all the data required for this analysis.
The estimated reserves and future cash flows shown in this report are dependent on hydrocarbon prices. The hydrocarbon prices used in this report are based on the average prices during the twelve month period prior to [DATE], determined as un-weighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements as required by SEC regulations.
The prices used in the preparation of this report were provided by Carrizo, and we have not conducted an independent verification of the prices. Carrizo stated that the prices provided to us were based on the twelve-month un-weighted arithmetic average of the prices in effect on the first day of each month during [YEAR]. Carrizo stated that the average benchmark price used for heavy oil was the Conoco Phillips West Texas Intermediate price of $ [NUMBER] per barrel. The average realized prices of $

Carrizo Oil & Gas, Inc.	PROPOSED DRAFT TEMPLATE	Camp Hill Field Reserve Study
Anderson County, Texas
[NUMBER] per barrel used to determine the future gross revenues in this report was provided by Carrizo and reflects adjustments to the benchmark price, referred to as differentials, for items such as gravity, quality, local conditions, and or/distance from market. The differentials were determined by Carrizo, and we have not conducted an independent verification of these differentials.
These reference prices are held constant in accordance with SEC guidelines. Actual future prices may vary significantly from the prices required by SEC regulations, therefore reserve volumes actually recovered and actual cash flow may vary significantly from the estimated quantities presented in this report.
In performance of this evaluation, we have relied upon information furnished by Carrizo with respect to property interests owned, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production. Capital costs and timing of investments has been provided by Carrizo. With respect to the technical files supplied by Carrizo, we have accepted the authenticity and sufficiency of the data contained therein.
The results of the study are summarized in the table below [numbers intentionally left blank].
SUMMARY
ESTIMATED PROVED RESERVES AND FUTURE CASH FLOWS — CAMP HILL FIELD, ANDERSON CO., TX
TO THE INTERESTS OF CARRIZO OIL & GAS, INC., EFFECTIVE [DATE]

	Net	Future Cash Flows, Before NPI (M$)
	Reserves Mbbls	Undiscounted	Discounted at 10%
Proved Developed
18 Pattern
Temple Eastex
Royal
Total Proved-Developed

Proved Undeveloped
18 Pattern
Moore B
Royal
Total Proved Undeveloped

Total Proved
FUTURE CASH FLOW — TOTAL PROJECT BY YEAR (AFTER NPI)

Future Cash Flows After NPI (M$)
Year	Undiscounted	Discounted at 10%

TOTAL

[DATE]	Page 2	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	PROPOSED DRAFT TEMPLATE	Camp Hill Field Reserve Study
Anderson County, Texas
Future cash flow is presented after deducting production taxes and after deducting future capital costs and operating expenses, but before consideration of Federal income taxes. The future cash flow has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Our estimates of future revenue do not include any salvage value for the lease and well equipment. Fairchild and Wells, Inc. expresses no opinion as to the fair market value of the evaluated properties.
We have relied upon data furnished by Carrizo in preparing our prediction of future production and cash flow. Carrizo has informed us that they have provided us with all the data required for this analysis. Data provided by Carrizo includes property interests owned, production and well tests, operating costs, hydrocarbon pricing based on SEC regulations, state regulations that impact operations, transportation and processing fees, ad valorem and production taxes, development plans, completion and development costs, geological structure and net pay thickness maps, well logs, and core analysis. FAW reviewed this data for its reasonableness, however we have not conducted an independent verification of the data supplied by Carrizo. Carrizo has assured us of their intent and ability to proceed with the development activities as scheduled in this report, and that they are not aware of any regulatory, legal, or political obstacles that would significantly alter their plans.
The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues there from and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the actual sales rates and the prices actually received for the reserves along with the costs incurred in recovering such reserves may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operations.
In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which legal or accounting, rather than engineering, interpretation may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and, therefore, our conclusions necessarily represent only informed professional judgments only, not statements of fact.
The estimates of reserves presented in this report were based on a study of the properties in which Carrizo owns an interest. However we have not made any field examination of the properties. FAW has not examined or determined the mechanical operation and condition of the wells and facilities. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs considered for potential liability for restoration and clean up damages, if any, caused by operating practices.
The titles to the properties have not been examined by Fairchild and Wells, Inc. nor has the actual degree or type of interest owned been independently confirmed. We are independent petroleum engineers and geologists; we do not own an interest in these properties and are not employed on a contingent basis.
This report was prepared for public disclosure by Carrizo in accordance with disclosure requirements set forth in the SEC regulations.

[DATE]	Page 3	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	PROPOSED DRAFT TEMPLATE	Camp Hill Field Reserve Study
Anderson County, Texas
The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserve information discussed in this report, are included as an attachment to this letter.
It has been a pleasure to serve you by preparing this engineering evaluation.
Yours very truly,
Fairchild and Wells, Inc.
James Fairchild
President

[DATE]	Page 4	Fairchild and Wells, Inc.

Carrizo Oil & Gas, Inc.	PROPOSED DRAFT TEMPLATE	Camp Hill Field Reserve Study
Anderson County, Texas
Professional Qualifications of Primary Technical Person
Mr. James W. Fairchild, President of Fairchild and Wells, Inc. (d.b.a. Fairchild & Stan) was the primary technical person responsible for overseeing the estimate of the reserves, future production and income to certain interests of Carrizo Oil & Gas, Inc. in Anderson County, Texas.
Mr. Fairchild earned a Bachelor of Science Degree in Mechanic Engineering from the University of Florida in 1963. A Master of Science Degree in Mechanical Engineering was earned from the University of Florida in 1965. He has been a registered Professional Engineer in the State of Texas since August, 1972. He is also a Life Member of the Society of Petroleum Engineers, member of the Geothermal Resources Council and member of the National Energy Services Association.
Before co-founding Fairchild and Wells, Inc. Mr. Fairchild served in a number of engineering positions with Esso Production Research Company and Intercomp. Throughout his career, Mr. Fairchild has conducted numerous reservoir characterization and management studies related to the production of oil and gas reservoirs during primary, secondary and tertiary operations. Mr. Fairchild has provided expert witness testimony related to reservoir engineering, economic evaluation of oil and gas developments, gas storage designs and geothermal operations.

[DATE]	Page 5	Fairchild and Wells, Inc.

Exhibit C
Form of 2010 Reserve Report of LaRoche Petroleum Consultants, Ltd.
[See attached]

Exhibit C
January __, 2011
Mr. Andrew R. Agosto
Vice President
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Dear Mr. Agosto:
     At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2010, to the Carrizo Oil & Gas, Inc. (Carrizo) interest in certain properties located in Denton, Erath, Hill, Hood, Jack, Johnson, Parker, Tarrant and Wise counties, Texas. This report was completed as of the date of this letter. This report was prepared to provide Carrizo with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise ______percent (____%) of Carrizo’s total proved reserves. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules.
     Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Carrizo interest, as of December 31,2010, to be:

Future Net Cash Flow (M$)
	Net Reserves					Present
	Oil	NGL	Gas			Worth at
Category	(Barrels)	(Barrels)	(Mcf)	Total		10%
Proved Developed
Producing				$		$
Non-Producing				$		$
Proved Undeveloped				$		$

Total Proved(1)	0	0	0		$0	$0

(1)	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.
     The oil reserves include crude oil, condensate, and natural gas liquids (NGL). Oil and NGL reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.
     The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
      This report includes: (1) summary economic projections of reserves and cash flow for each reserve category, (2) one-line summaries of basic economic data and reserves for each property evaluated, and (3) economic projections of reserves and cash flow for each evaluated property.
     Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties for which more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.
     The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2010 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Carrizo to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.
     Benchmark prices used in this report are based on the twelve-month un-weighted arithmetic average of the first day of the month price for the period January through December 2010. Gas prices are referenced to a WAHA physical price of $4.21 per MMBtu, as posted by Platts Daily Gas, and are adjusted for energy content, transportation fees, and regional price differentials. Oil prices are referenced to a West Texas Intermediate (WTI) crude oil price of $75.96 per barrel, as posted by Plains All American Pipeline, L.P.(Plains), and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. NGL prices are calculated as a historical percentage of the WTI price and are referenced to a WTI physical price of $75.96 per barrel, as posted by Plains, adjusted for transportation fees and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices over the life of the properties are $____ for oil, $____ for gas, and $____ for NGL.
     Lease and well operating expenses are based on data obtained from Carrizo. Expenses for the properties operated by Carrizo include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Leases and wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. Costs for all properties have been divided into fixed field operating costs and variable per-well costs. Based on information supplied by Carrizo, gas gathering and transportation costs are such that royalty interest owners assume their proportionate share of these costs. Lease and well operating costs are held constant in accordance with SEC guidelines.
     Capital costs and timing of all investments have been provided by Carrizo and are included as required for workovers, new development wells, and production equipment. Carrizo has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are held constant.
     Severance tax rates for all properties are calculated based on applicable State of Texas guidelines for High Cost Gas Exemption. Capital investments necessary to determine these severance tax rates have been provided by Carrizo.
     LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Carrizo interest. Our projections are based on the Carrizo interest receiving its net revenue interest share of estimated future gross oil and gas production.
     Technical information necessary for the preparation of the reserve estimates herein was furnished by Carrizo or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Carrizo including the extent and character of the interest evaluated.
     An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.
     The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.
     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.
     The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Carrizo.
     Carrizo makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Carrizo has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Carrizo of the references to our name as well as to the references to our third party report for Carrizo which appears in the December 31, 2010 annual report on Form 10-K and/or 10-K/A of Carrizo. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Carrizo.
     We have provided Carrizo with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Carrizo and the original signed report letter, the original signed report letter shall control and supersede the digital version.
     The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is William M. Kazmann. Mr. Kazmann is a Professional Engineer licensed in the State of Texas who has thirty six years of engineering experience in the oil and gas industry. Mr. Kazmann earned Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates for his employers and his own companies throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past fourteen years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.
Very truly yours,
LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360
Al Iakovakis
Manager of Unconventional Resource Evaluations
Senior Staff Engineer
William M. Kazmann
Licensed Professional Engineer
State of Texas No. 45012
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